Comment 1:

We note your disclosure on page 15 that shares in this offering are expected to be offered and sold directly by you and your officers and employees. Please revise to clarify whether Jake Noch, your Chief Executive Officer, will be selling shares on behalf of the company in addition to selling the shares owned by Jake P. Noch Family Office, LLC. If Jake Noch will be selling shares on behalf of the company and himself, please discuss how he will determine whether to sell shares on behalf of the company or his own account when presented with a selling opportunity. Please also include a risk factor that discusses the material risks, if any, associated with this arrangement. Additionally, we note your statement that the "Selling Shareholder Shares will be sold ... at limit Prices not greater or less than 30% of the aggregate offering price." Please note that Rule 251(d)(3)(ii) prohibits at the market offerings. Please revise to confirm that such shares will be sold at a fixed price.

The Company has amended the price per share to $.03 per share. References to the price per share have been reflected throughout the amendment.

-The Company has made amendments to the plan of distribution section to reflect that Jake P. Noch will not be selling Shares on behalf of the Company, and will only sell Shares independently for his own account as Selling Shareholder. All shares sold for the account of the Company will be sold by the other Directors.

All shares sold through this offering will be sold at a fixed price of $0.03 per share. This has been reflected throughout the Offering Circular including on Page 15.

Comment 2: Revise to remove the proceeds that will be received by the selling stockholder, as these proceeds will not be available for use by the company.	The Use of Proceeds table and descriptions have been amended.

Comment 3:

We note that on on July 20, 2022, Jake P. Noch Family Office LLC acquired control of the Company by purchasing 37,900,000 Shares of Common Stock of the Company from C&S Advisors Inc., which had previously acquired 44,941,214 Shares of common stock from Talari Industries LLC and Harvest Fund LLC. We also note that on August 15, 2022, Nuvus Gro closed a Share Exchange Agreement for 3,500,000,000 shares of Nuvus Gro with Pro Music Rights Inc. For each transaction, please clearly state the name of the person(s) involved and state his or her relationship to the issuer, the nature of the person(s) interest in the transaction and, where practicable, the value of each purchase and include any related risk factor disclosure. In this regard, revise to clearly state that the Share Exchange Agreement was effectuated pursuant to an agreement that was executed by the same individual controlling shareholder of both parties to the transaction, Jake Noch. State whether the value of the shares being offered by Mr. Noch exceeds the value he relinquished for such shares and, if so, quantify that value. Please refer to Form 1-A, Part II, Item 13(a). Please also include descriptions of the July 20, 2022 transaction and to the extent applicable, the transaction between C&S Advisors Inc. with Talari Industries LLC and Harvest Fund LLC in the Description of the Business on page 17. Please refer to Form 1-A, Part II, Item 7(a)(1)(vii).

The Company has amended Page 17 in “Description of the Business Section” and Page 33 in “Interest of Management in Certain Transactions” section to address the issues raised in Comment 3.

The Company has added a risk factor on Page 13.

Comment 4:

Your disclosure in Note 2 to the financial statements indicates that there is substantial doubt about your ability to continue as a going concern; however, your auditor report does not include an explanatory paragraph related to this matter. Please have your auditor explain how they applied generally accepted auditing standards in determining whether there was substantial doubt about your ability to continue as a going concern. To the extent they concluded that substantial doubt does exist, please have them amend their audit report to include an explanatory paragraph.

The Company’s auditor has added the following paragraph to the Auditor’s Report For Pro Music Rights Inc. Financial Statements For the years ended 2020 and 2021

“EMPHASIS OF MATTER PARAGRAPH

The accompanying financial statements have been prepared assuming that the company will continue as going concern. As discussed in note 2 the Company has incurred cumulative net losses of $238.2 thousand and negative cash flow from operations since incorporation. This raises substantial doubt about the company’s ability to continue as going concern. Management plan is also explained in note 2 Our opinion is not modified with respect to this matter.”

Comment 5:

We note your disclosure that all billings that did not meet the revenue recognition criteria were all recorded under deferred revenue. Please provide a robust description of the facts and circumstances whereby the billings were generated and provide the specific authoritative guidance you used in your determination that deferred revenue and the corresponding accounts receivable met the criteria under generally accepted accounting principles to be recorded in your financial statements.

The Company’s auditor has added language to Note 3.

Comment 6:

Please have your independent auditor amend their audit reports for the years ended March 31, 2022 and March 31, 2021 to include the audit report date in accordance with Article 2 of Regulation S-X. Refer to paragraph (c)(1)(iii) in Part F/S of Form 1-A.

The Company’s auditor has amended the the first paragraph to the Auditor’s Report Nuvus Gro Corp Financial Statements for the years ended 2020 and 2021 to indicate that such was for the periods ending March 31, 2021 and March 31, 2022.

Comment 7:

Please have your auditor explain how they applied generally accepted auditing standards in determining whether there was substantial doubt about your ability to continue as a going concern. To the extent they concluded that substantial doubt does exist, please have them amend their audit report to include an explanatory paragraph.

The Company’s auditor has added the following paragraph to the Auditor’s Report Nuvus Gro Corp Financial Statements For the years ended 2020 and 2021

“EMPHASIS OF MATTER PARAGRAPH

The accompanying financial statements have been prepared assuming that the company will continue as going concern. As discussed in note 2 the Company has incurred cumulative net losses of $238.2 thousand and negative cash flow from operations since incorporation. This raises substantial doubt about the company’s ability to continue as going concern. Management plan is also explained in note 2 Our opinion is not modified with respect to this matter.”

Comment 8:

Where you refer to the sale of shares in this offering by "selling shareholders," revise to clarify that you are referring to Mr. Jake Noch, your controlling shareholder and Chief Executive Officer. Also, tell us why the offer and sale of shares by Mr. Noch should not be treated as an indirect primary offering, such that Mr. Noch should be identified as an underwriter, considering he is offering for sale all of the shares he owns in the company, which represents almost all of the shares currently outstanding.

The Company has modified the Offering Circular to indicate a reduction in the number of Shares being offered by Selling Shareholders from 3,514,310,075 to 750,000,000. This represents approximately 21% of Jake P. Noch’s Shares and all Shares currently outstanding.

The Company has included the language on Page 15 “The only Selling Shareholder is Jake P. Noch Family Office, LLC. Jake P. Noch is the primary beneficiary of Jake P. Noch Family Office and also the Director, Chief Executive Officer, and Majority Shareholder of the Company. All references to “Selling Shareholder” is referring to Jake P. Noch in these capacities.”